UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

HALOZYME THERAPEUTICS, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

406 37H 109
(CUSIP Number)

Third Security, LLC
The Governor Tyler
1881 Grove Ave.
Radford, Virginia 24141
Attention:  Marcus E. Smith, Esq.
Telephone No.:  540-633-7971

Copy to:

David I. Meyers, Esq.
John Owen Gwathmey, Esq.
Troutman Sanders LLP
1001 Haxall Point
Richmond, Virginia 23219
(804) 697-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RANDAL J. KIRK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,092,771

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
14,092,771

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,092,771

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THIRD SECURITY, LLC I.R.S. IDENTIFICATION NO.: 54-1923091

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,571,446

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,571,446

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,571,446

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

This Amendment No. 10 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated May 15, 2007 and filed on May 24, 2007, as amended by Amendment No. 1 dated May 30, 2007 and filed on June 5, 2007, Amendment No. 2 dated March 19, 2008 and filed on March 24, 2008, Amendment No. 3 dated June 23, 2008 and filed on July 2, 2008, Amendment No. 4 dated August 10, 2011 and filed on August 17, 2011, Amendment No. 5 dated February 10, 2012 and filed on February 13, 2012, Amendment No. 6 dated June 1, 2012 and filed on June 6, 2012, Amendment No. 7 dated May 31, 2016 and filed June 2, 2016, Amendment No. 8 dated July 24, 2017 and filed on July 26, 2017, and Amendment No. 9 dated August 14, 2018 and filed on August 16, 2018 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of Halozyme Therapeutics, Inc., a Delaware corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”) and Third Security, LLC, a Virginia limited liability company that is controlled by Mr. Kirk (“Third Security” and together with Mr. Kirk, the “Reporting Persons”) and are filing this Amendment to disclose the sale of an aggregate of 1,839,460 shares of Common Stock held by the R.J. Kirk Declaration of Trust (the “RJ DOT”), a Florida trust for which Mr. Kirk is the trustee, and Kapital Joe, LLC (“Kapital Joe”), a Virginia limited liability company that is managed by Third Security, in open market transactions between August 21, 2018 and August 28, 2018.  Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by the RJ DOT and Kapital Joe.

Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons are filing this Amendment to disclose the sale of 746,380 shares of Common Stock held by the RJ DOT, in open market transactions between August 21, 2018 and August 28, 2018, for aggregate net proceeds of approximately $13,287,237.  Additionally, the Reporting Persons are filing this Amendment to disclose the sale of 1,093,080 shares of Common Stock held by Kapital Joe, in open market transactions between August 21, 2018 and August 28, 2018, for aggregate net proceeds of approximately $19,459,190.  Pursuant to a joint selling program, the RJ DOT and Kapital Joe sold these shares on a pro rata basis.

Item 5.  Interest in Securities of the Issuer.

Item 5(a) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) and (b)         See items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 144,304,240 shares of Common Stock issued and outstanding as of July 31, 2018 as disclosed in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2018 and filed on August 7, 2018.

Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote(1)	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition(1)	Shared Power to Dispose or to Direct the Disposition
andal J. Kirk	14,092,771	9.8%	14,092,771	--	14,092,771	--
Third Security, LLC(1)	6,571,446	4.6%	6,571,446	--	6,571,446	--

(1)	The indicated shares are owned by various entities managed by Mr. Kirk or Third Security, none of which beneficially owns more than 5.0% individually.

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by Third Security.

(c) Other than the transactions as reported herein, the Reporting Persons have not engaged in any transactions within the previous sixty (60) days.

Item 7.  Material to be Filed as Exhibits.

The following documents are being filed as exhibits to this Amendment and are incorporated herein by reference:

Exhibit 1	Joint Filing Agreement, dated as of August 28, 2018, by and among Randal J. Kirk and Third Security, LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2018

/s/ Randal J. Kirk
Randal J. Kirk

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of August 28, 2018, by and among Randal J. Kirk and Third Security, LLC.